Filed Pursuant to Rule 433 Registration No. 333-183621

THE HOME DEPOT ANNOUNCES $3.25 BILLION SENIOR NOTE ISSUANCE

ATLANTA, September 3, 2013 – The Home Depot®, the world’s largest home improvement retailer, today announced the pricing of $1.15 billion of 2.25% senior notes due 2018, $1.1 billion of 3.75% senior notes due 2024 and $1.0 billion of 4.875% senior notes due 2044. The Company intends to use the net proceeds from the offering to refinance $1.25 billion of 5.25% senior notes that mature in December 2013 and to repurchase an incremental $2 billion of outstanding shares during the remainder of 2013. The incremental share repurchases are in addition to the Company’s previously announced intention to repurchase approximately $6.5 billion of outstanding shares throughout 2013, of which $4.3 billion had been repurchased at the end of the second quarter of 2013. These repurchases are being made pursuant to the Company’s $17 billion share repurchase authorization announced in February 2013.

The Company estimates that the incremental $2 billion of share repurchases in fiscal 2013 will positively impact fiscal 2013 diluted earnings per share by $0.01.

The Home Depot is the world’s largest home improvement specialty retailer, with 2,259 retail stores in all 50 states, the District of Columbia, Puerto Rico, U.S. Virgin Islands, Guam, 10 Canadian provinces, and Mexico. In fiscal 2012, The Home Depot had sales of $74.8 billion and earnings of $4.5 billion. The Company employs more than 300,000 associates. The Home Depot’s stock is traded on the New York Stock Exchange (NYSE: HD) and is included in the Dow Jones industrial average and Standard & Poor’s 500 index.

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Certain statements contained herein constitute “forward-looking statements” as defined in the Private Securities Litigation Reform Act of 1995. Forward-looking statements may relate to, among other things, the demand for our products and services, net sales growth, comparable store sales, state of the economy, state of the residential construction, housing and home improvement markets, effects of competition, state of the credit markets, including mortgages, home equity loans and consumer credit, inventory and in-stock positions, commodity price inflation and deflation, implementation of store and supply chain initiatives, continuation of share repurchase programs, net earnings performance, earnings per share, capital allocation and expenditures, liquidity, return on invested capital, management of relationships with our suppliers and vendors, stock-based compensation expense, the effect of accounting charges, the effect of adopting certain accounting standards, the ability to issue debt on terms and at rates acceptable to us, store openings and closures, expense leverage, guidance for fiscal 2013 and beyond and financial outlook. Forward-looking statements are based on currently available information and our current assumptions, expectations and projections about future events. You should not rely on our forward-looking statements. These statements are not guarantees of future performance and are subject to future events, risks and uncertainties – many of which are beyond our control or are currently unknown to us – as well as potentially inaccurate assumptions that could cause actual results to differ materially from our expectations and projections. These risks and uncertainties include but are not limited to those described in Item 1A, “Risk Factors,” and elsewhere in our Annual Report on Form 10-K for our fiscal year ended February 3, 2013 and in our subsequent Quarterly Reports on Form 10-Q.

Forward-looking statements speak only as of the date they are made, and we do not undertake to update these statements other than as required by law. You are advised, however, to review any further disclosures we make on related subjects in our periodic filings with the Securities and Exchange Commission.

The Company has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the Company has filed with the SEC for more complete information about the Company and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the Company, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by contacting (i) Credit Suisse Securities (USA) LLC, Prospectus Department, toll-free at 1-800-221-1037, (ii) Deutsche Bank Securities Inc. toll-free at 1-800-503-4611, (iii) Goldman, Sachs & Co., Prospectus Department, toll-free at 1-866-471-2526 or by e-mailing prospectus-ny@ny.email.gs.com, (iv) J.P. Morgan Securities LLC collect at 1-212-834-4533 or (v) Merrill Lynch, Pierce, Fenner & Smith Incorporated toll-free at 1-800-294-1322 or by e-mailing dg.prospectus_requests@baml.com.

For more information, contact:
Financial Community	News Media
Diane Dayhoff	Stephen Holmes
Vice President of Investor Relations	Director of Corporate Communications
770-384-2666	770-384-5075
diane_dayhoff@homedepot.com	stephen_holmes@homedepot.com